SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

RESONANT INC.

(Name of Subject Company - Issuer)

PJ COSMOS ACQUISITION COMPANY, INC.
(Offeror)

MURATA ELECTRONICS NORTH AMERICA, INC.
(Parent of Offeror)
MURATA MANUFACTURING CO., LTD.
(Other Person)

(Names of Filing Persons – Offeror, Issuer or Other Person)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76118L102

(CUSIP Number of Class of Securities)

PJ Cosmos Acquisition Company, Inc.

c/o Murata Electronics North America, Inc.

2200 Lake Park Drive

Smyrna, GA 30080-7604

Attn: Ken Matsuda, General Counsel
770-436-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert B. Little

Jonathan M. Whalen

Gibson, Dunn & Crutcher LLP

2001 Ross Avenue, Suite 2100

Dallas, TX 75201

Telephone: (214) 698-3260; (214) 698-3196

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 28, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by PJ Cosmos Acquisition Company, Inc. (“Purchaser”), a Delaware corporation, Murata Electronics North America, Inc., a Texas corporation (“Parent”), and Murata Manufacturing Co., Ltd. (“Murata”), a Japanese company. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Resonant Inc. (“RESN”), a Delaware corporation, for $4.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

(a) The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by deleting the first three sentences of the second paragraph under Section 16—“Certain Legal Matters; Regulatory Approvals – Antitrust Compliance” of the Offer to Purchase and replacing it with the following paragraph:

“Murata and RESN filed their respective Premerger Notification and Report Forms with the Antitrust Division and the FTC on February 28, 2022. The waiting period applicable to the purchase of the Shares pursuant to the Offer will expire at 11:59 p.m., Eastern Time, on March 15, 2022. This period may change if the FTC or the Antitrust Division, as applicable, grants earlier termination of the waiting period, Parent voluntarily withdraws and refiles its Premerger Notification and Report Form, or the FTC or the Antitrust Division, as applicable, issues a request for additional information or documentary material prior to that time.”

(b) The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following sub-heading and paragraphs at the end of Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Legal Proceedings Relating to the Tender Offer

United States District Court Stockholder Litigation

On March 1, 2022, Danny Key, a purported stockholder of RESN, filed a complaint against RESN and each member of the RESN Board in the United States District Court for the Southern District of New York, captioned Danny Key vs. Resonant, Inc., et al., Case No. 1:22-cv-01708 (the “Key Complaint”). The Key Complaint alleges that the defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act by omitting and/or misrepresenting material information in RESN’s Schedule 14D-9 (concerning, among other things, the sale process, RESN’s financial projections, and financial valuation analyses provided by RESN’s financial advisors) in connection with the proposed transaction contemplated by the Offer. The Key Complaint seeks, among other things, an order enjoining consummation of the transaction; rescission or rescissory damages in the event the transaction is consummated; an order directing the RESN Board to disseminate a revised Schedule 14D-9; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees.

Between March 4, 2022 and March 11, 2022, five additional complaints were filed in federal district court in New York and one additional complaint was filed in federal district court in Pennsylvania, in each case by purported stockholders of RESN: (i) Miles Weiss vs. Resonant, Inc., et al., Case No. 1:22-cv-01202-FB-PK (E.D.N.Y.) (the “Weiss Complaint”), (ii) Brian Jones vs. Resonant, Inc., et al., Case No. 1:22-cv-01855 (S.D.N.Y.) (the “Jones Complaint”), (iii) Ken Callen vs. Resonant, Inc., et al., Case No. 1:22-cv-01903 (S.D.N.Y.) (the “Callen Complaint”), (iv) Thomas Valenti vs. Resonant, Inc., et al., Case No. 1:22-cv-01244 (E.D.N.Y.) (the “Valenti Complaint”), (v) Benny Ruff vs. Resonant, Inc., et al., Case No. 2:22-cv-00861(E.D. Pa.) (the “Ruff Complaint”), and (vi) Jeffrey D. Justice, II vs. Resonant Inc. et al., Case No.  1:22-cv-01353 (E.D.N.Y.) (the “Justice Complaint”). The Weiss Complaint was voluntarily dismissed by the plaintiff on March 11, 2022.

Each of the Jones Complaint, the Valenti Complaint, the Ruff Complaint and the Justice Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder, alleging, among other things, that defendants omitted certain material facts related to the transaction from the Schedule 14D-9 filed by RESN. The Callen Complaint, which asserts claims under Sections 14(e) and 20(a) of the Exchange Act, alleges, in addition, that the disclosure regarding Resonant’s financial projections is false and misleading in view of alleged prior statements by RESN on certain earnings calls. Each of the Jones Complaint, the Valenti Complaint, the Callen Complaint, the Ruff Complaint and the Justice Complaint seeks, among other things, to enjoin the defendants from consummating the transaction, rescissory damages should the transaction not be enjoined, and an award of attorneys’ fees and experts’ fees.

Parent and Purchaser believe the allegations in each of the foregoing complaints are without merit. Additional lawsuits may be filed against Parent, Purchaser, RESN and the RESN Board or management in connection with the Merger Agreement and the Schedule 14D-9. Absent new or different allegations that are material, Parent and Purchaser will not necessarily announce such additional filings.

The foregoing descriptions do not purport to be complete. The foregoing summary of the Key Complaint is qualified in its entirety by reference to the Key Complaint, a copy of which is filed as Exhibit (a)(5)(C) hereto and is hereby incorporated herein by reference. The foregoing summary of each of the Jones Complaint, the Callen Complaint, the Valenti Complaint, and the Ruff Complaint and the Justice Complaint is qualified in its entirety by reference to those complaints, which are filed as Exhibit (a)(5)(D), Exhibit (a)(5)(E), Exhibit (a)(5)(F), Exhibit (a)(5)(G) and Exhibit (a)(5)(H) hereto, respectively, and incorporated herein by reference.”

Amendment to the Offer to Purchase

The first page of the Offer to Purchase (Exhibit (a)(1)(A)) is hereby amended by deleting the “CONFIDENTIAL” header set forth therein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(C)	Complaint captioned Danny Key vs. Resonant Inc. et al., filed March 1, 2022 in the United States District Court Southern District of New York.*

(a)(5)(D)	Complaint captioned Brian Jones vs. Resonant Inc. et al., filed March 4, 2022 in the United States District Court Southern District of New York.*

(a)(5)(E)	Complaint captioned Ken Callen vs. Resonant Inc. et al., filed March 6, 2022 in the United States District Court Southern District of New York.*

(a)(5)(F)	Complaint captioned Thomas Valenti vs. Resonant Inc. et al., filed March 7, 2022 in the United States District Court Eastern District of New York.*

(a)(5)(G)	Complaint captioned Benny Ruff vs. Resonant Inc. et al., filed March 7, 2022 in the United States District Court for the Eastern District of Pennsylvania.*

(a)(5)(H)	Complaint captioned Jeffrey D. Justice, II vs. Resonant Inc. et al., filed March 11, 2022 in the United States District Court Eastern District of New York.*

107	Filing Fee Table (incorporated by reference to Schedule TO filed by Murata on February 28, 2022).

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

PJ Cosmos Acquisition Company, Inc.

By:	/s/ Masanori Minamide
	Name:	Masanori Minamide
	Title:	President

Murata Electronics North America, Inc.

By:	/s/ David Kirk
	Name:	David Kirk
	Title:	President

Murata Manufacturing Co., Ltd.

By:	/s/ Norio Nakajima
	Name:	Norio Nakajima
	Title:	President

Date: March 14, 2022